Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148331

1st FRANKLIN FINANCIAL CORPORATION

$678,046,755 SENIOR DEMAND NOTES

_________________________________________________

1st Franklin Financial Corporation is offering to sell Senior Demand Notes on a continuous basis.  The Senior Demand Notes are payable on demand and are issued in an initial denomination of $25.00 or more, and in any amounts thereafter.  The principal amount of each Senior Demand Note at any time is equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.  The Senior Demand Notes have no stated maturity.  They are payable in whole or in part at any time upon the request of a holder, and are callable by us upon written notice at any time without premium.

The Senior Demand Notes are unsecured obligations of the Company and will be issued under an Indenture between us and U.S. Bank National Association, as trustee.  Additionally, any provision of the Senior Demand Notes may be changed by us upon 30 days' prior written notice to holders of Senior Demand Notes.

The interest rate payable on Senior Demand Notes is a variable rate, compounded daily, and will depend upon a holder's daily current balance of Senior Demand Notes.  We may establish, in our discretion, separate interest rates for Senior Demand Notes with daily balances from $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.  When an interest rate is established for each range of balances, it becomes effective for and applied to all Senior Demand Notes with a daily current balance within that range, whether existing or newly issued.  These interest rates may be the same or different for each range of balances and we may increase or decrease the interest rate for any range independently of the others without notice to you after the date of purchase.

We will publish the most recently determined interest rate for each balance range weekly in a newspaper of general circulation in Toccoa, Georgia, the location of the Company’s principal place of business, and on our web site at http://www.1ffc.com.  You can also obtain a list of the most recently determined interest rates by calling or visiting our executive offices in Toccoa, Georgia.  A prospectus supplement setting forth the most recently determined interest rates will be filed with the SEC, as appropriate.

We are offering the Senior Demand Notes without an underwriter.  We do not have to sell any minimum amount of Senior Demand Notes to accept and use the proceeds of this offering.  We cannot assure you that all or any portion of the Senior Demand Notes we are offering will be sold.  We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account.  Therefore, you cannot be guaranteed of the return of your investment.  The Senior Demand Notes are not listed on any securities exchange and there is no public trading market for the Senior Demand Notes.  We have the right to reject any subscription for Senior Demand Notes, in whole or in part, for any reason.

You should read this prospectus and any applicable prospectus supplement carefully before you decide whether to invest in Senior Demand Notes.

Investing in our Senior Demand Notes involves risks. See "Risk Factors" beginning on page 8 for a description of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Senior Demand Notes, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK.  THE SENIOR DEMAND NOTES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

The Trustee has not provided or approved any information in this prospectus, takes no responsibility for any information contained in this prospectus and makes no representations as to the contents of this prospectus.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Company (2)
Per Senior Demand Note	100%	None	100%
Total	$678,046,755	None	$678,046,755

(1)

The Senior Demand Notes are not being offered or sold pursuant to any underwriting or similar agreement, and no commissions or other remuneration will be paid in connection with their sale.  The Senior Demand Notes will be sold at face value.

(2)	Before deduction of our expenses, estimated at $35,000.

The date of this prospectus is December 15, 2008

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with any different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than as of the date of this prospectus or the date the documents incorporated by reference were filed with the SEC.  We are offering to sell, and seeking offers to buy, the securities registered by this prospectus only in jurisdictions where these offers and sales are permitted.

TABLE OF CONTENTS

Prospectus Summary	4
Risk Factors	8
Ratios of Earnings to Fixed Charges	9
Use of Proceeds	10
Plan of Distribution	10
Forward-Looking Information	10
Description of the Senior Demand Notes	11
Legal Matters	16
Experts	17
Where You Can Find More Information	17
Incorporation of Certain Information by Reference	17
Reports to Security Holders	18

PROSPECTUS SUMMARY

The following summary highlights some of the information from this prospectus and may not contain all of the information that may be important to you.  Before deciding whether to invest in Senior Demand Notes, you should read the entire prospectus, and the information that is incorporated by reference into the prospectus, carefully.

1st FRANKLIN FINANCIAL CORPORATION

1st Franklin Financial Corporation has been engaged in the consumer finance business since 1941, particularly in making consumer loans to individuals in relatively small amounts for short periods of time. Other lending activities include the purchase of sales finance contracts from dealers and the making of first and second mortgage loans on real estate to homeowners.  As of September 30, 2008, our business was operated through a network of 246 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We fund our loans through a combination of the issuance of short and longer-term debt securities, including the Senior Demand Notes and our variable rate subordinated debentures, as well as with borrowings from time to time under our revolving credit facility.  This credit facility provides for unsecured borrowings of up to $50.0 million or a lesser amount as determined based on our then-applicable borrowing base (as defined in our credit agreement).  As of September 30, 2008, we had $16.3 million in available borrowings under our credit facility.

We also offer optional credit insurance coverage to our customers when making a loan.  This coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid, or they may request credit accident and health coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose credit property coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK.  THE SENIOR DEMAND NOTES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

Our principal executive office is located at 135 East Tugalo Street, Toccoa, Georgia 30577, and our phone number at that address is (706) 886-7571 or (800) 282-0709 (in Georgia) or (800) 700-7943 (outside of Georgia).

SUMMARY DESCRIPTION OF THE SENIOR DEMAND NOTES
Securities Offered	We are offering to sell up to $690,779,816 in aggregate principal amount of our Senior Demand Notes.
Denominations	Senior Demand Notes will be sold in an initial amount of not less than $25.00 and in any amount thereafter.
Principal Amount	The principal amount of each Senior Demand Note at any time is equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.

Form of Investment	Senior Demand Notes may be purchased by cash, check or electronic transfer.
Interest Rate

The interest rate is variable, compounded daily and set from time to time by us.  The interest rate may be the same or different for each range of balances of Senior Demand Notes.  The interest rate may vary based on the holder’s daily balance of his/her Senior Demand Notes for the following ranges: $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.

Compound Interest	Interest is compounded daily. Examples of annualized effective yields for daily compounded rates are set forth below:
	Example Nominal Rates	Effective Annual Rates
	2.50%	2.53%
	2.75	2.79
	3.00	3.05
	3.25	3.30
	3.50	3.56
	3.75	3.82
	4.00	4.08
	4.50	4.60
	5.00	5.13

These are only examples of interest rates.  The actual rate of interest earned on a Senior Demand Note may differ, and may be higher or lower, depending on the balance thereof and the rates determined by us, in our discretion, from time to time.

Interest Rate Adjustment

The interest rate may be the same or different for each range of balances of Senior Demand Notes.  When we periodically establish an interest rate for a range of balances, it becomes effective for all Senior Demand Notes in that range of balances, whether existing or newly issued.  The interest rate on a Senior Demand Note may also change if the daily current balance of Senior Demand Notes owned by a holder changes to a different range of balances.

Notification of Interest Rate Adjustment

A holder of Senior Demand Notes will not be notified of changes in any applicable interest rate; then-current interest rates will be available by calling or visiting our executive offices, or on our website.  We will also file a notice of any interest rate change with the SEC in a supplement prospectus.

Maturity	Senior Demand Notes have no stated maturity.
Redemption by Holder

Senior Demand Notes are payable or redeemable at any time upon request.  We will honor partial redemption requests so long as the remaining outstanding balance is at least $1.00.  Redemptions can be requested in person or by mail at our executive office, by electronic means or by use of the check redemption option described below.

Check Redemption Option	In certain instances, a holder of Senior Demand Notes can redeem all or a part of his or her Senior Demand Notes by writing checks against such balance.
Minimum Balance Requirement to Utilize Check Redemption Option

The check redemption option is only available to holders of Senior Demand Notes who maintain a minimum balance invested with us (in Senior Demand Notes or other of our securities) of $500.00.  If and when a holder's aggregate balance falls below $500.00, we may suspend his or her check writing privileges.

Check Writing and Senior Demand Note Redemptions

Checks may be written in any amount and made payable to anyone, subject to the minimum balance limitation.  Each honored check is considered to be a Senior Demand Note redemption in an amount equal to that paid by the check.

Checks that Exceed the Senior Demand Note Balance or Would Reduce the Aggregate Invested Balance Below $500.00

If a check is presented to us for payment and it either exceeds the balance of a holder's Senior Demand Notes or would reduce the holder’s aggregate invested balance with us below the $500.00 level, it may be returned unpaid.  If this occurs, the holder will be assessed a return charge.

Redemption by 1st Franklin

1st Franklin may redeem the Senior Demand Notes at any time upon at least 30, but not more than 60, days' written notice to the holder for a price equal to the principal amount of the Senior Demand Notes plus accrued and unpaid interest up to the date of redemption.

Trustee	Senior Demand Notes will be issued under an indenture between us and U.S. Bank National Association, as Trustee.

SUMMARY FINANCIAL INFORMATION

The tables below set forth certain summary consolidated financial data of 1st Franklin.  This information is only a summary and you should read it together with 1st Franklin’s consolidated historical financial statements and the related notes contained in our annual report, quarterly reports and the other information incorporated by reference in this prospectus.  These historical results are not necessarily indicative of our results or financial condition to be expected in the future.

	Nine Months Ended
	September 30		Year Ended December 31
	2008	2007	2007	2006	2005
	(In thousands)
Selected Income Statement Data:
Revenues	$102,815	$ 95,915	$130,297	$115,042	$ 101,826
Net Interest Income	61,822	55,982	75,669	69,632	64,387
Interest Expense	11,326	11,597	15,746	11,994	8,016
Provision for Loan Losses	17,101	13,786	21,434	19,109	19,484
Income Before Income Taxes	10,740	14,380	15,754	11,023	7,621
Net Income	8,506	11,851	12,205	7,672	5,109

	Nine Months Ended
	September 30		Year Ended December 31
	2008	2007	2007	2006	2005
	(In thousands)
Selected Balance Sheet Data:
Net Loans	$277,303	$263,936	$276,655	$249,862	$ 224,660
Total Assets	403,521	386,562	402,454	362,567	324,910
Senior Debt	179,327	174,908	182,373	181,474	180,713
Subordinated Debt	93,118	85,535	91,966	67,190	38,902
Stockholders’ Equity	113,631	109,578	109,841	98,365	91,185

	As of September 30		As of December 31
	2008	2007	2007	2006	2005
Other Data:
Ratio of Earnings to Fixed Charges	1.86	2.14	1.92	1.83	1.83
Ratio of Total Liabilities To Stockholders’ Equity	2.55	2.53	2.66	2.69	2.56

RISK FACTORS

The risks described below set forth known material risks of investing in Senior Demand Notes.  You should carefully consider the risks described below, as well as the other information in this prospectus or incorporated by reference into this prospectus, in particular the risk factors relating to the Company included in our annual report on Form 10-K for the year ended December 31, 2007, before deciding whether to invest in Senior Demand Notes.  If any of the situations described in the following risks actually occur, or if any risks or uncertainties not presently known to us occurs, our business, financial condition or results of operations could be materially adversely affected. In any of these events, you may lose part or all of your investment.

RISK FACTORS RELATING TO THE SENIOR DEMAND NOTES

The Senior Demand Notes may not be a suitable investment for you.

The Senior Demand Notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to deciding whether to invest in Senior Demand Notes.  The characteristics of the Senior Demand Notes, including the features and variable interest rate, may not satisfy your investment objectives.  The Senior Demand Notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors.  Before deciding whether to invest in Senior Demand Notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the Senior Demand Notes in relation to your other investment holdings and the diversity of those holdings.

Because the Senior Demand Notes will have no sinking fund, security, insurance or guarantee, you may lose all or part of your investment in the Senior Demand Notes if we do not have enough cash to pay the Senior Demand Notes.

There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the Senior Demand Notes.  The Senior Demand Notes are not secured by any of our assets.  We will not contribute funds to a separate account, commonly known as a sinking fund, to make any interest or principal payments on the Senior Demand Notes.  The Senior Demand Notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other federal or state agency.  Therefore, if you invest in the Senior Demand Notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the Senior Demand Notes, then you may lose all or part of your investment.

The Senior Demand Notes will be effectively subordinated to any secured indebtedness.

The Senior Demand Notes are unsecured, and therefore are effectively subordinated to any secured debt we may issue in the future to the extent of the value of the assets securing such indebtedness.  While we do not presently have any secured indebtedness outstanding, the Senior Demand Notes do not place any restrictions or our ability to incur any such indebtedness.  Consequently, in the event we become subject to a bankruptcy, liquidation, dissolution, reorganization or similar preceding, the holders of any secured indebtedness would be entitled to proceed against the collateral that secures the secured indebtedness, and that collateral would not be available for satisfaction of any amounts owed under the Senior Demand Notes.

If we incur substantially more indebtedness that is secured or that is equal in priority with respect to the right of repayment to the Senior Demand Notes, our ability to repay the Senior Demand Notes may be impaired.

Subject to any limitations that may be contained in any of our credit agreements now or in the future, we may incur substantial additional indebtedness. Any of this indebtedness may be secured or be equal in payment preference to the Senior Demand Notes. If we borrow more money, it may become more difficult to meet our repayment obligations, and the risks to holders of Senior Demand Notes could increase.

Our management has broad discretion over the use of proceeds from this offering.

We expect to use the proceeds from the offering for general corporate purposes, including the repayment of any of our indebtedness under our credit facility or our variable rate senior and subordinated debt incurred from time to time, as any of it becomes due.  Because no specific allocation of the proceeds has been made, our management will have broad discretion in determining how the proceeds of the offering will be used.

Because there are only limited restrictions on our activities under the Senior Demand Notes, you will have only limited protections.

In comparison to the restrictive covenants that are imposed on us by our existing credit agreement, the indenture that governs the Senior Demand Notes contains relatively minimal restrictions on our activities.  Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt that may be secured or share ratably in right of repayment to the Senior Demand Notes.  In either event, you may have more difficulty recovering part or all of your investment if we default on our obligations.  Further, if we default in any payment on the Senior Demand Notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise remedies on your behalf under the terms of the indenture.  You may not be able to seek remedies against us directly.

Because we may redeem the Senior Demand Notes at any time, you may be subject to reinvestment risk.

We have the right to redeem any Senior Demand Note at any time upon at least 30 days' written notice to you.  The Senior Demand Notes would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to the redemption date.  Any such redemption may have the effect of reducing the income or return on investment that you would otherwise expect to receive on an investment in the Senior Demand Notes.  If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Senior Demand Notes.

No public market exists in which to transfer Senior Demand Notes.

An investor may redeem any or all of his or her Senior Demand Notes as described in this prospectus.  However, no public trading or secondary market for the Senior Demand Notes currently exists, or ever will exist, and, consequently, there is no public market valuation to help investors evaluate the Senior Demand Notes.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratio of earnings to fixed charges below, we calculated earnings by adding fixed charges to income before income taxes.  Fixed charges consist of the interest on our indebtedness and the amount which we believe is representative of the interest factor component of our rent expense.

September 30	December 31
2008	2007	2006	2005	2004	2003
1.86	1.92	1.83	1.83	1.91	2.42

USE OF PROCEEDS

Net proceeds from sales of the Senior Demand Notes, after payment of applicable expenses, will be placed in our general treasury.  No segregation of proceeds will be made, but we expect to use the net proceeds for, among other things, the redemption of our outstanding senior and subordinated securities as those securities mature and as such debtholders request redemption.  Our subordinated securities are our variable rate subordinated debentures, which are sold from time to time in varying principal amounts and at various interest rates.  We cannot presently estimate the amount of proceeds that will be required to make mandatory redemption payments.  Any proceeds not used for redemptions or for repayments at maturity will be used to repay bank borrowings and repay amounts outstanding under our commercial paper program as those amounts come due, make additional consumer finance loans and for general operating purposes.

PLAN OF DISTRIBUTION

The Senior Demand Notes will be offered directly to the public by us.  No selling commissions or other remuneration will be paid directly or indirectly to any of our officers, directors or employees in connection with the sale of the Senior Demand Notes.  All proceeds from sales of Senior Demand Notes will be placed in our general treasury as sales are made, as described in the "Use of Proceeds" section of this prospectus.  All offering expenses, including registration fees, printing, advertising, postage and professional fees, will be paid by us.

There is no assurance that any or all of the Senior Demand Notes offered by this prospectus will be sold.  This offering, however, is not made contingent upon any minimum amount of Senior Demand Notes being sold.

The Senior Demand Notes will be sold and redeemed at our executive office located at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577.  The telephone number is (706) 886-7571 or (800) 282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia).

FORWARD-LOOKING INFORMATION

This prospectus, and the information incorporated by reference in it, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Such factors include, but are not limited to, the known risks we face that are described in the Risk Factors section of this prospectus and in our annual report on Form 10-K for the year ended December 31, 2007 which is incorporated by reference in this prospectus and as otherwise may be described in our periodic reports that we file with the SEC from time to time. If any of the events described in the Risk Factors section or included elsewhere incorporated by reference into this prospectus occur, they could impact our ability to pay the interest and principal on the Senior Demand Notes, as well as have an adverse effect on our business, financial condition and results of operation.  We undertake no obligation to update any forward-looking statements.

`

DESCRIPTION OF THE SENIOR DEMAND NOTES

General

The Senior Demand Notes we are offering will represent senior, unsecured debt obligations of 1st Franklin.  The Senior Demand Notes will be issued under an Indenture between us, dated April 13, 2008, and U.S. Bank National Association, as Trustee.  The terms and conditions of the Senior Demand Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.  The following is a summary of the material provisions of the Senior Demand Notes and the Indenture.  For a complete understanding of the Senior Demand Notes, you should review the definitive terms and conditions contained in the Indenture, which include definitions of certain terms used below.  A copy of the form of Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

The Senior Demand Notes are direct obligations of 1st Franklin, but are not secured by any collateral or lien.  The Senior Demand Notes will be identical except for the issue date.  The Senior Demand Notes have no stated maturity, will not be subject to any sinking fund and will be payable or redeemable at the option of the holder thereof at any time as described below.  The Senior Demand Notes will rank equally and ratably with all other senior, unsecured indebtedness of the Company.

In addition, the Senior Demand Notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other federal or state agency or company. Investors must rely solely on our ability to repay our obligations under the Senior Demand Notes.

Sale and Issuance

All funds you invest in Senior Demand Notes, together with all accrued interest, and any redemptions, will be recorded on a register maintained by us or the Trustee.  We will act as registrar and paying agent unless otherwise designated.

Senior Demand Notes will be sold for an initial amount of not less than $25.00 and in any amount thereafter, and will be dated the date of purchase.  We may, at our discretion, limit the maximum amount any investor or related investors may maintain in outstanding Senior Demand Notes at any one time.

Principal Amount

The principal amount of each Senior Demand Note at any time is equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.

Interest

The interest rate payable on any Senior Demand Note is a variable rate, compounded daily.  We may establish, from time to time, separate interest rates for the following ranges from $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.  Interest rate determinations are made by management after evaluation of market conditions for investments with similar characteristics, such as investment amount, redemption rights and risk profile.  When an interest rate is established for each range of balances, it becomes effective for and applied to all Senior Demand Notes within that range, whether existing or newly issued.  These interest rates may be the same or different for each range of balances and we may increase or decrease the rate for any range independently of the others without notice to holders after the date of investment.  The interest rate on any Senior Demand Note may also change if the daily balance of that Senior Demand Note changes to a different range of balances.

A holder of Senior Demand Notes will not be notified of changes from time to time in the interest rates.  The interest rates being paid on the Senior Demand Notes at any time may be obtained by calling or visiting our executive offices or by logging onto our website.  We will also publish the most recently determined interest rate for each balance range weekly in a newspaper of general circulation in Toccoa, Georgia, the location of the Company’s principal place of business.  We will also file a notice of any interest rate change with the SEC in a supplement to this prospectus, as appropriate.

How to Invest

General.  You may invest in Senior Demand Notes during normal business hours at our executive offices in Toccoa, Georgia, by cash, check or electronic transfer.  Each investment in Senior Demand Notes must be accompanied by properly completed investment documentation.  The minimum initial amount which you may invest is $25.00.  There is no required minimum amount for subsequent investments.  All investments must be made in U.S. dollars.  Investments in Senior Demand Notes may be made individually, jointly or as custodial or trust investments and may be made by individuals, corporations, partnerships, firms or associations, provided that in each case the investor meets certain requirements.

Investments by Cash. You may invest in Senior Demand Notes by delivering cash to us at our executive offices at located at 135 East Tugalo Street, Toccoa, Georgia 30577.

Investments by Check.  You may invest in Senior Demand Notes by check delivered to our executive offices located at 135 East Tugalo Street, Toccoa, Georgia 30577.  Checks must be drawn in U.S. dollars on a U.S. bank.

Investments by Electronic Transfer.  You may invest in Senior Demand Notes by wire transfer or automated clearing house transfer of funds to 1st Franklin Financial Corporation's account at Habersham Bank.  For all investments through these electronic transfers, the transfer instructions must include the name "1st Franklin Financial Corporation, Senior Demand Notes" and your name, address, and investment number.

Investments in Senior Demand Notes made with cash begin to accrue interest as of the date the investment is made at our executive offices.  Investments made by check begin to accrue interest the first business day after the date of receipt at our executive offices.  Investments made by electronic transfer will be invested in Senior Demand Notes, and will begin accruing interest, on the day credited to the account of 1st Franklin Financial Corporation.  Transferring funds electronically by means other than wire transfer or automated clearing house transfer may result in a delay in crediting the investment to your Senior Demand Note investment account.  Neither we nor Habersham Bank will be responsible for delays in funds transfer systems.

We reserve the right to reject any investment application and return the funds to a potential investor for any reason, including if any of the foregoing investments are not preceded or accompanied by documentation satisfactory to us to establish that the potential investor meets any applicable eligibility criteria.  Copies of this documentation are available at our executive offices, or you can request that it be sent to you by calling us at (706) 886-7571 or (800) 282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia).

Redemption by the Holder

Subject to any limitations described in "Subordination" below, we will redeem any Senior Demand Notes upon request of a holder in an amount up to the outstanding principal balance plus any unpaid interest at the time of redemption.  We will also make partial redemptions as long as the balance remaining on any Senior Demand Notes is at least $1.00.  All redemption requests must be made either in person, by mail, or by electronic means to, our executive offices or by the check redemption option as described below.  Redemption requests made in person or by mail must be accompanied by properly completed documentation.

Check and Electronic Redemption Options

At the option of a holder of Senior Demand Notes, the holder may redeem Senior Demand Notes by writing checks, or by electronic means, drawn against the holder's Senior Demand Note balance and payable through Habersham Bank.  The check and electronic redemption options are available only to those persons who maintain a minimum investment balance with us of $500.00 or more.  This investment may be maintained in Senior Demand Notes and/or any other of our debt securities.  If at any time this minimum required balance declines to less than $500.00, all check writing and electronic redemption privileges and other services related to these redemption options may be immediately suspended by us until the balance equals or exceeds $500.00.

A Senior Demand Note holder who elects the check redemption option will receive an initial supply of blank checks from us at no charge.  Permanent checks must be purchased by the holder at his expense from a check supplier of the holder's choice.  Checks may be used at any time and made payable to anyone for any amount, subject to the $500.00 minimum balance requirement.  Each check is considered to be a Senior Demand Note redemption in an amount equal to the amount of the check paid.  Subject to a service charge, a holder may stop payment of a check by timely notifying us in writing, but we are not liable for failure to stop any payment.

Checks which are presented to us for payment and which exceed the holder's Senior Demand Note balance or which would reduce that holder's minimum balance below $500.00 may be returned unpaid by us, and the holder will be assessed a returned check service fee.

A Senior Demand Note holder who elects the check redemption option also has the option to enter into a separate Overdraft Protection Agreement, Security Agreement and Assignment.  Under this Agreement, a holder of Senior Demand Notes assigns debt securities to us as collateral for overdraft payments.  We will then pay any overdrafts to the extent of the protection amount set out in this Agreement.  This Agreement contains customary fees for this service.  Amounts paid by us under this Agreement are loans and are subject to repayment with interest, as well as other finance charges described in the Agreement.

To use the check redemption option, a holder must enter into a Senior Demand Note Check Redemption Agreement with us.  This agreement sets forth the provisions and charges associated with the check redemption option.  A copy of this agreement is available from us at no charge upon request.  Either the Senior Demand Note holder or the Company may terminate this Agreement at any time.  Additionally, any of the terms of the agreement may be amended upon 30 days' prior written notice by us.  Upon termination of the agreement, a Senior Demand Note holder may continue to redeem Senior Demand Notes in person or by mail as provided above without penalty.  The Senior Demand Note holder, however, will remain liable for any unpaid checks or other charges in connection with the Agreement.

If Senior Demand Notes are held jointly by more than one owner, only one holder whose name appears on the investment register must sign a redemption check unless otherwise specified on the investment application or subsequent written request and so indicated on the checks.  The amount of the Senior Demand Notes to be redeemed by check will continue accruing interest until the redemption check is presented for payment.

The check and electronic redemption options are optional redemption methods for redeeming the Senior Demand Notes.  See "Redemption by the Holder."  These options are strictly at the request of the holder and do not change any of the terms or provisions of the Senior Demand Notes as described herein.  The Senior Demand Notes, including those redeemed under these options, are not bank deposits or bank obligations and are not insured by the FDIC, the SIPC, or any other federal or state agency.

Redemption by the Company

We can call the Senior Demand Notes as a whole, or individually, for redemption at any time at a price equal to the principal amount plus any unpaid interest thereon at the time of redemption.  Notice of such redemption will be given by mail to the holder not less than 30 nor more than 60 days prior to the date fixed for redemption.

Account Fees and Charges

Any fees and expenses associated with the Senior Demand Notes, and the check redemption option, will be deducted from a Senior Demand Note holder's balance and will be treated as a redemption of the corresponding amount of Senior Demand Notes.  Any fees and charges will appear on the appropriate account statement.

Statements to Holders

Either we or the Trustee will maintain a register of each holder’s investments in Senior Demand Notes.  We will maintain the register unless otherwise designated.  The principal amount of each Senior Demand Note at any time is equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.  We will send to each holder, at least quarterly, a statement showing the holder's Senior Demand Note balance as it appears on our books.  Such statement will contain a summary of all transactions relating to that holder's Senior Demand Notes during the applicable period, including beginning and ending aggregate principal amounts, accrued interest and redemptions.  Holders who have elected to use the Check Redemption Option will receive a monthly statement listing all checks paid during the month and setting forth check numbers, amounts, dates of payments and any other transactions, such as additional investments, interest earned and service charges which were posted in the investor's account during the month.

Canceled checks are not returned to the holder.  Investors may request laser image copies of canceled checks to be included with their monthly statements for a nominal fee.  Microfilm copies and/or laser stored images of canceled checks will be retained by us and, upon payment of any applicable copy charge, a holder may obtain a copy of any individual check at any time.

Subordination

Payment of the principal and interest on the Senior Demand Notes is subordinate in right of payment to all of our secured debt to the extent of the value of the assets securing such indebtedness.  The term "secured debt" means all of our indebtedness outstanding at any time that by its terms is secured by various assets.  No sinking fund will be established to provide for payments on the Senior Demand Notes.

In the event that the Senior Demand Notes are declared due and payable because of a default under the Indenture, a holder of a Senior Demand Note will be entitled to payment only after all principal and interest on all secured debt has been paid, to the extent of the value of the assets securing such indebtedness.  Likewise, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding relating to 1st Franklin or to its creditors, as such, or to our property, or in the event of any dissolution or other winding up, whether or not involving insolvency or bankruptcy, then the holders of any secured debt would be entitled to receive payment in full of all principal and interest due to them, to the extent of the value of the assets securing such indebtedness, before the holders of the Senior Demand Notes would be entitled to receive any payments.

As of September 30, 2008, we did not have any secured debt outstanding.
Indenture and Trustee

The Senior Demand Notes will be issued under an Indenture, dated April 3, 2008, between us and U.S. Bank National Association, as Trustee.  A copy of the form of this Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and statements in this prospectus relating to the Senior Demand Notes are subject to the detailed provisions of the Indenture.  Whenever any particular section of the Indenture or any term used in it is referred to, the statement in connection with which such reference is made is qualified in its entirety by such reference.

Restrictions on Additional Debt

There are no restrictions in the Indenture against the issuance of additional securities or the incurrence of additional debt, including other senior debt or secured obligations.

Successors

The Indenture generally permits a consolidation or merger between us and another entity.  It also permits the transfer or lease by us of all or substantially all of our assets.  These transactions are permitted if:

•

the resulting or acquiring entity, if other than us, is a corporation and assumes all of our responsibilities and liabilities under the Senior Demand Notes and the Indenture; and

•

immediately after the transaction, and giving effect to the transaction, no event of default under the Indenture exists.

Modification of the Indenture

The Indenture contains provisions permitting 1st Franklin and the Trustee, with the consent of the holders of not less than two-thirds of the outstanding principal amount of Senior Demand Notes, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holders of such Senior Demand Notes; provided, however, that no such supplemental Indenture can do any of the following:

•

reduce the principal amount of any Senior Demand Note;

•

reduce the amount of Senior Demand Notes whose holders must consent to an amendment; or

•

make any changes regarding the Indenture that relate to a waiver of default, the rights of holders to receive payments, and the requirements of consent of the holders of Senior Demand Notes, in each case without the consent of the holder of each Senior Demand Note so affected.

We, along with the Trustee, may amend the Indenture to allow for the issuance of additional amounts of Senior Demand Notes without the consent of the holders of Senior Demand Notes.  There are no limitations as to the maximum amount of any increase or to the number of increases which may be made.

Events of Default and Notice Thereof

An event of default is generally defined by the Indenture to mean any of the following:

•

failure to pay principal or interest on any Senior Demand Note upon a request for redemption therefor, which failure continues for 30 days;

•

failure, after notice from the Trustee or from the holders of at least 25% in principal amount of the Senior Demand Notes, to observe or perform within 30 days any of the covenants contained in the Indenture or Senior Demand Notes; or

•

the occurrence of certain events of bankruptcy, insolvency or reorganization.

The Indenture provides that the Trustee will, within 90 days after its occurrence, give the registered holders of Senior Demand Notes notice of any existing default known to the Trustee, but, except in case of a default in the payment of principal or interest, the Trustee may withhold such notice if and for so long as the Trustee in good faith determines that the withholding of such notice is in the interest of those holders.

Rights on Default

The Trustee, by notice to the Company, or the holders of at least 25% in principal amount of Senior Demand Notes, may declare the principal of and accrued but unpaid interest on all Senior Demand Notes due upon the happening of any of the events of default specified in the Indenture, but the holders of a majority of the outstanding principal amount of those Senior Demand Notes may waive any default and rescind such declaration if the default is cured within the 30 day period thereafter, except a default in the payment of the principal of or interest on any Senior Demand Note or a default on any other senior debt.  The holders of a majority of the outstanding principal amount of the Senior Demand Notes may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee, but the Trustee may decline to follow any direction that conflicts with law or any provision of the Indenture, or is unduly prejudicial to the rights of the other holders of Senior Demand Notes or would involve the Trustee in personal liability.  Holders may not institute any proceeding to enforce the Indenture unless the Trustee refuses to act for 60 days after request from the holders of at least 25% in principal amount of the Senior Demand Notes and during that 60 day period the holders of a majority in principal amount do not give the Trustee a direction inconsistent with the request, and tender to the Trustee of satisfactory indemnity.  Nevertheless, any holder may enforce the payment of the principal of and interest on that holder's Senior Demand Notes upon a request therefor.

Concerning the Trustee

In addition to its agreement to serve as Trustee under the indenture, US Bank National Association issues to us, and services, certain credit cards, on customary commercial terms and for which it receives customary fees.  The Trustee maintains its principal corporate trust office at 1349 West Peachtree Street, N.W., Suite 1050, Atlanta, Georgia 30309.

Evidence to be Furnished to the Trustee

The Indenture provides that, upon any application or request by us to the Trustee to act, we will provide the Trustee an officer's certificate and an opinion of counsel stating that any necessary conditions precedent have been met and satisfactory indemnification as required has been provided.  Within 120 days after the end of each fiscal year, we are required to file with the Trustee an officer’s certificate stating whether or not, to the best knowledge of the signer, we are in default in the performance of any covenant, agreement or condition in the Indenture and, if so, specifying each such default and, with respect to each, the action taken or proposed to be taken by us to remedy such default.

LEGAL MATTERS

The validity of the issuance of the Senior Demand Notes being offered by this prospectus has been passed upon for us by Jones Day, Atlanta, Georgia.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information, with the SEC.  You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference into this prospectus is an important part of this prospectus.  Specifically, we are incorporating by reference the following:

(a)

The Annual Report of the Company on Form 10-K for the year ended December 31, 2007, filed on March 20, 2008;

(b)

The Quarterly Reports of the Company on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008, filed on May 14, 2008, August 14, 2008 and November 11, 2008, respectively;

(c)

The Current Reports of the Company on Form 8-K, filed on January 30, 2008 and April 7, 2008.

(d)

All other reports filed with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since December 31, 2007.

Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes such statement:

•

in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus; or

•

a statement contained in any prospectus supplement relating to the offering of Senior Demand Notes.

Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any prospectus supplement, except as modified or superseded.  Except as provided by the above-mentioned exceptions, all information appearing in this prospectus and each prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

Copies of documents incorporated by reference will be provided without charge upon request to our Corporate Secretary at 135 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577, telephone number (706) 886-7571 or (800)-282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia).  You can also access any or all of these filings free of charge at our website http://www.1ffc.com.  Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus in deciding whether to invest in Senior Demand Notes.

REPORTS TO SECURITY HOLDERS

A copy of the above-mentioned annual report and our most recent quarterly report on Form 10-Q containing certain unaudited financial information filed with the SEC are being delivered with this prospectus.  Additionally, we provide each security holder with our most recent annual report containing financial information that has been examined and reported upon, with an opinion expressed, by an independent registered public accounting firm.  We also provide each security holder with a copy of our most recent subsequent quarterly report containing unaudited financial information.  Each of these reports for the current year are also available on our web site at http://www.1ffc.com.  Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus in deciding whether to invest in Senior Demand Notes.